UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                              Bionx Implants, Inc.

                                (Name of Issuer)

                         Common Stock, Par Value $0.0019
                         (Title of Class of Securities)

                                  US09064Q1067
                                 (CUSIP Number)


                                Daniel S. Jonas.
                         Vice President - Legal Affairs
                               and General Counsel
                               CONMED Corporation
                                 525 French Road
                           Utica, New York 13502-5994
                                 (315) 624-3208
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                January 13, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. US09064Q1067
-----------------------

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1  NAME OF REPORTING  PERSONS.                                CONMED Corporation
I.R.S. IDENTIFICATION NOS.OF ABOVE PERSONS (ENTITIES ONLY).          16-0977505
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2  CHECK THE  APPROPRIATE BOX IF A MEMBER OF A GROUP
  (SEE  INSTRUCTIONS)                                          (a) [ ]  (b) [x]
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3  SEC USE ONLY
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4  SOURCE OF FUNDS (SEE INSTRUCTIONS)                                        BK
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5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) OR 2(e)                                           |_|
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6  CITIZENSHIP OR PLACE OF ORGANIZATION                                New York
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   NUMBER OF       7  SOLE VOTING POWER                                   0
     SHARES      ---------------------------------------------------------------
   BENEFICIALLY    8  SHARED VOTING POWER                            5,519,403*
   OWNED BY      --------------------------------------------------------------
     EACH
   REPORTING       9  SOLE DISPOSITIVE POWER                              0
    PERSON       ---------------------------------------------------------------
     WITH         10 SHARED DISPOSITIVE POWER                             0
                 ---------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      5,519,403*
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
   EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                               |_|
--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     51.2%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                               CO
--------------------------------------------------------------------------------

* All of the subject shares may be deemed to be beneficially owned, for the purposes of Section 13(d) of the Act, by the Reporting Person by virtue of the Voting Agreement (as defined herein) referred to in this Schedule 13D. The filing of this Schedule 13D shall not be construed as an admission by the Reporting Person that it is, for the purposes of Section 13(d) of the Act, the beneficial owner of the subject shares as to which it does not have sole voting power.

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Item 1. Security and Issuer

     This statement relates to the common stock, par value $0.0019 per share (the "Shares"), of Bionx Implants, Inc., a Pennsylvania corporation ("Bionx" or the "Issuer"). The principal executive offices of Bionx are located at 1777 Sentry Parkway West, Gwynned Hall, Suite 400, Blue Bell, PA 19422.

Item 2. Identity and Background

                 (a) - (b)CONMED Corporation is a New York corporation ("CONMED" or the "Reporting Person"). The address of the principal office and principal place of business of the Reporting Person is 525 French Road, Utica, New York 13502-5994. The Reporting Person is a medical technology company specializing in instruments, implants, and video equipment for arthroscopic sports medicine, and powered surgical instruments, such as drills and saws, for orthopedic, ENT, neuro-surgery, and other surgical specialties. The Reporting Person's 2,500 employees distribute its products worldwide from ten manufacturing locations.

                 (c) The name, business address and principal occupation of each executive officer and director of the Reporting Person are set forth in Exhibit 1 hereto and incorporated herein by reference.

                 (d) During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of its executive officers or directors named in Exhibit 1 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

                 (e) During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of its executive officers or directors named in Exhibit 1 was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

                 (f) Each of the executive officers and directors of the Reporting Person named in Exhibit 1 is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

     Pursuant to the terms of the Merger Agreement (as defined and described in Item 4 below), the total merger consideration of approximately $48 million is payable in cash. The Reporting Person expects to finance this amount from its $100 million revolving credit facility.

Item 4. Purpose of Transaction

     On January 13, 2003, CONMED and Bionx jointly announced that they had entered into an Agreement and Plan of Merger, dated as of January 13, 2003 (the "Merger Agreement"), pursuant to which a wholly owned subsidiary of CONMED will merge with and into Bionx (the "Merger") and Bionx will become a wholly owned subsidiary of CONMED.

     In connection with the Merger, each outstanding Share will be converted into the right to receive $4.35 in cash, without interest (the "Merger Consideration"). In addition, immediately prior to the consummation of the Merger (the "Effective Time"), each unexercised and unexpired option to purchase the Shares will become exercisable and vested with respect to all of the Shares subject to such option, and will be canceled (except to the extent that such cancellation is not permitted under the terms of Issuer's Investment Plan). Each former holder of any such canceled option will be entitled to receive, in consideration of the cancellation, a cash payment equal to the product of (a) the total number of Shares previously subject to that option and (b) the excess, if any, of the Merger Consideration over the exercise price per Share of that option.

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

     The aggregate consideration for the Merger will be approximately $48 million. To the extent that the number of Shares outstanding changes as a result of the exercise of options, the aggregate consideration will change accordingly. A copy of the Merger Agreement is included herein as Exhibit 2 and is incorporated herein by reference.

     In connection with the Merger, CONMED and Terence D. Wall ("Wall"), Gerard
S. Carlozzi, David J. Bershad ("Bershad"), Anthony J. Dimun ("Dimun"), David H. MacCallum, Pertti Tormala ("Tormala"), Pertti Viitanen, Drew Karazin and Marrku Tamminmaki (collectively, the "Stockholders", and each, individually, a "Stockholder") entered into a Voting Agreement, dated as of January 13, 2003 (the "Voting Agreement"), pursuant to which the Stockholders, who beneficially own 5,519,403 Shares in the aggregate, representing 51.2% of the total outstanding Shares, agreed, among other things, (i) to vote all Shares held or owned, including any shares of which a Stockholder becomes the record holder or acquires beneficial ownership after entering into the Voting Agreement, in favor of the adoption of the Merger Agreement and the consummation of the Merger and other transactions contemplated by the Merger Agreement (collectively, the "Merger Transactions") or against any alternative proposal or offer with respect to a transaction involving Bionx or any of its subsidiaries but not involving the Reporting Person, and (ii) if directed by the Reporting Person, to take or cause to be taken such actions under the by-laws of Bionx as are required to call a special meeting of the stockholders of Bionx in order to vote on the Merger Transactions.

     The Voting Agreement will terminate upon the earliest to occur of (i) the termination of the Merger Agreement, (ii) the consummation of the Merger as provided in the Merger Agreement, and (iii) January 13, 2004. A copy of the Voting Agreement is included herein as Exhibit 3 and is incorporated herein by reference.

     In addition to the Voting Agreement, CONMED has entered into a Guarantee Agreement, dated as of January 13, 2003 (the "Guarantee Agreement"), with Bionix, B.V., a Netherlands corporation ("BV"), Tormala, Bershad, Dimun and Wall (Bershad, Dimun and Wall are hereinafter collectively referred to as "Guarantors") pursuant to which BV has agreed not to transfer, sell, dispose of or otherwise encumber any of the Shares held of record by BV until the Guarantee Agreement is terminated in accordance with its terms. In addition, in connection with 1,028,080 Shares held by BV for the benefit of Tormala that have been pledged as collateral by BV to secure its obligations under a promissory note, dated July 1, 2001, in the principal amount of $1,100,000 (the "Demand Note"),
(i) BV has agreed to make all required payments under the Demand Note and not to take, or omit to take, any action that would give rise to an event of default under the Demand Note, and (ii) Tormala and each of the Guarantors has agreed
(a) to timely make all required payments under the Demand Note to the extent any such payments are not made by BV, and (b) not to take, or omit to take, any action that would give rise to an event of default under the Demand Note.

     The Guarantee Agreement will terminate upon the earliest to occur of (i) the termination of the Merger Agreement and (ii) the consummation of the Merger as provided in the Merger Agreement. A copy of the Guarantee Agreement is included herein as Exhibit 4 and is incorporated herein by reference.

     References to, and descriptions of, the Merger Agreement, the Voting Agreement and the Guarantee Agreement as set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement, the Voting Agreement and the Guarantee Agreement included as Exhibits 2, 3 and 4 hereto.


Item 5. Interest in Securities of the Issuer

     By virtue of the Voting Agreement, the Reporting Person may be deemed to share with the Stockholders the power to vote the 5,519,403 Shares subject to the Voting Agreement, representing approximately 51.2% of the 10,773,397 Shares outstanding as of January 13, 2003, as represented by Bionx in the Merger Agreement. The Reporting Person expressly disclaims any beneficial ownership of the Shares subject to the Voting Agreement, and the filing of this Schedule 13D shall not be construed as an admission by the Reporting Person that it is, for purposes of Section 13(d) of the Act, the beneficial owner of Shares of Bionx owned by other parties.

     Other than as set forth in this Schedule 13D, as of the date hereof, (i) neither the Reporting Person nor, to the knowledge of the Reporting Person, any subsidiary or affiliate of the Reporting Person or any of the Reporting Person's executive officers or directors named in Exhibit 1 beneficially own any Shares of Bionx and

(ii) there have been no transactions in the Shares effected during the past 60 days by the Reporting Person nor, to the knowledge of the Reporting Person, by any subsidiary or affiliate of the Reporting Person or any of the Reporting Person's executive officers or directors named in Exhibit 1.

     Except as set forth in this Schedule 13D, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the executive officers or directors of the Reporting Person named in Exhibit 1 has the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, the Shares of Bionx. Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.

     Except as set forth in this Schedule 13D, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the executive officers or directors named in Exhibit 1 is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits


Exhibit 1 Name, business address and principal occupation of each executive officer and director of CONMED.

Exhibit 2 Agreement and Plan of Merger, dated as of January 13, 2003, by and among CONMED, Arrow Merger Corporation and Bionx. (Incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K of Bionx filed with the SEC on January 14, 2003).


Exhibit 3 Voting Agreement, dated as of January 13, 2003, by and among CONMED and the Stockholders named therein. (Incorporated by reference to Exhibit 2.2 of the Current Report on Form 8-K of Bionx filed with the SEC on January 14, 2003)


Exhibit 4 Guarantee Agreement, dated as of January 13, 2003, by and among CONMED, BV, Tormala, Bershad, Dimun and Wall.

                                   Signatures

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: January 23, 2003               CONMED Corporation


                                      By:/s/ Daniel S. Jonas
                                      -----------------------------------------
                                      Name: Daniel S. Jonas
                                      Title: Vice-President - Legal Affairs and
                                      General Counsel

                                  EXHIBIT INDEX
                                  -------------



Exhibit No.         Description
-----------         -----------

Exhibit 1 Name, business address and principal occupation of each executive officer and director of CONMED.

Exhibit 2 Agreement and Plan of Merger, dated as of January 13, 2003, by and among CONMED, Arrow Merger Corporation and Bionx. (Incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K of Bionx filed with the SEC on January 14, 2003)


Exhibit 3 Voting Agreement, dated as of January 13, 2003, by and among CONMED and the Stockholders named therein. (Incorporated by reference to Exhibit 2.2 of the Current Report on Form 8-K of Bionx filed with the SEC on January 14, 2003)


Exhibit 4 Guarantee Agreement, dated as of January 13, 2003, by and among CONMED, BV, Tormala, Bershad, Dimun and Wall.


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